# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Arteris, Inc., CIK 0001667011
CUSIP: 04302A104
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 900 E. Hamilton Ave, Suite 300, Campbell, California (CA), 95008
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-24-003825
Filed by CIK 0001167212

## Reporting persons
- NEEDHAM INVESTMENT MANAGEMENT L.L.C.: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,325,000; sole dispositive power 0; shared dispositive power 3,325,000; aggregate amount beneficially owned 3,325,000 (7.8% of the class)
- NEEDHAM ASSET MANAGEMENT, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,325,000; sole dispositive power 0; shared dispositive power 3,325,000; aggregate amount beneficially owned 3,325,000 (7.8% of the class)
- NEEDHAM AGGRESSIVE GROWTH FUND: type of reporting person: investment company (IV), other (OO); citizenship or place of organization: Maryland (MD); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,650,000; sole dispositive power 0; shared dispositive power 2,650,000; aggregate amount beneficially owned 2,650,000 (6.2% of the class)
- GEORGE A. NEEDHAM: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,325,000; sole dispositive power 0; shared dispositive power 3,325,000; aggregate amount beneficially owned 3,325,000 (7.8% of the class)

## Item 1. Issuer
Name of issuer: Arteris, Inc.
Address of issuer's principal executive offices: 900 E. Hamilton Ave., Suite 300, Campbell, California, United States of America

## Item 2. Person Filing
Name of person filing:
Needham Investment Management L.L.C.
Needham Asset Management, LLC
Needham Aggressive Growth Fund
George A. Needham
Address of principal business office or, if none, residence:
Needham Investment Management L.L.C.
250 Park Avenue, 10th Floor
New York, New York 10117-1099
United States of America

Needham Asset Management, LLC
c/o Needham Investment Management L.L.C.
250 Park Avenue, 10th Floor
New York, New York 10117-1099
United States of America

Needham Aggressive Growth Fund
c/o Needham Investment Management L.L.C.
250 Park Avenue, 10th Floor
New York, New York 10117-1099
United States of America

George A. Needham
c/o Needham Investment Management L.L.C.
250 Park Avenue, 10th Floor
New York, New York 10117-1099
United States of America
Citizenship:
Needham Investment Management L.L.C. - Delaware
Needham Asset Management, LLC - Delaware
Needham Aggressive Growth Fund - Maryland
George A. Needham - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Needham Investment Management L.L.C. - 3,325,000
Needham Asset Management, LLC - 3,325,000
Needham Aggressive Growth Fund - 2,650,000
George A. Needham - 3,325,000
Percent of class:
Needham Investment Management L.L.C. - 7.8%
Needham Asset Management, LLC - 7.8%
Needham Aggressive Growth Fund - 6.2%
George A. Needham - 7.8%
Sole power to vote or to direct the vote:
Needham Investment Management L.L.C. - 0
Needham Asset Management, LLC - 0
Needham Aggressive Growth Fund - 0
George A. Needham - 0
Shared power to vote or to direct the vote:
Needham Investment Management L.L.C. - 3,325,000
Needham Asset Management, LLC - 3,325,000
Needham Aggressive Growth Fund - 2,650,000
George A. Needham - 3,325,000
Sole power to dispose or to direct the disposition:
Needham Investment Management L.L.C. - 0
Needham Asset Management, LLC - 0
Needham Aggressive Growth Fund - 0
George A. Needham - 0
Shared power to dispose or to direct the disposition:
Needham Investment Management L.L.C. - 3,325,000
Needham Asset Management, LLC - 3,325,000
Needham Aggressive Growth Fund - 2,650,000
George A. Needham - 3,325,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G Amendment No. 1 are directly owned by advisory clients of Needham Investment Management L.L.C.. None of those advisory clients, other than Needham Aggressive Growth Fund, may be deemed to beneficially own more than 5% of the Common Stock, par value $0.001 per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- NEEDHAM INVESTMENT MANAGEMENT L.L.C.: By: /s/ James W. Giangrasso, James W. Giangrasso, Chief Financial Officer (11/13/2025)
- NEEDHAM ASSET MANAGEMENT, LLC: By: /s/ James W. Giangrasso, James W. Giangrasso, Authorized Person (11/13/2025)
- NEEDHAM AGGRESSIVE GROWTH FUND: By: /s/ James W. Giangrasso, James W. Giangrasso, Chief Financial Officer (11/13/2025)
- GEORGE A. NEEDHAM: By: /s/ George A. Needham, George A. Needham (11/13/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.